UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VERITEX HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

923451108

(CUSIP Number)

May 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923451108

1.	Names of Reporting Persons William C. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 194,781(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 194,781 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,781 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)          Includes: (i) 29,832 shares of common stock held directly by the Reporting Person acquired upon ratable distribution of shares of common stock of the Issuer held by WCM Parkway, Ltd. to its partners in connection with the dissolution of such entity,  (ii) 152,949 shares of common stock held for the benefit of the Reporting Person in his personal 401(k), and (iii) 12,000 shares of common stock issuable upon exercise of a stock option by the Reporting Person.

(2)          Based on 9,496,641 shares of common stock of the Issuer outstanding as of May 19, 2015.

Item 1.
	(a)	Name of Issuer Veritex Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8214 Westchester Drive, Suite 400, Dallas, TX 75225

Item 2.
	(a)	Name of Person Filing William C. Murphy
	(b)	Address of Principal Business Office or, if none, Residence 3836 Caruth Blvd., Dallas, TX 75225
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common stock, par value $0.01 per share of the Issuer
	(e)	CUSIP Number 923451108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 194,781 (1)
(b) Percent of class: 2.1% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 194,781(1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 194,781 (1)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

(1)          Includes: (i) 29,832 shares of common stock held directly by the Reporting Person acquired upon ratable distribution of shares of common stock of the Issuer held by WCM Parkway, Ltd. to its partners in connection with the dissolution of such entity,  (ii) 152,949 shares of common stock held for the benefit of the Reporting Person in his personal 401(k), and (iii) 12,000 shares of common stock issuable upon exercise of a stock option by the Reporting Person.

(2)          Based on 9,496,641 shares of common stock of the Issuer outstanding as of May 19, 2015.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2015
Date
/s/William C. Murphy
Signature
William C. Murphy
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).